UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Milbank Draft February 11, 2025

Announcement by Embraer S.A. of

Consideration for Cash Tender Offer for Any and All Outstanding 5.400% Senior Unsecured

Guaranteed Notes due 2027

São Paulo, February 11, 2025 – Embraer S.A. (“Embraer”) (NYSE: ERJ) announces the consideration to purchase for cash any and all of the outstanding 5.400% senior unsecured guaranteed notes due 2027 (the “2027 Notes”) issued by Embraer Netherlands Finance B.V. (“Embraer Finance”), fully, unconditionally and irrevocably guaranteed by Embraer (the “Tender Offer”).

The Tender Offer is being made pursuant to the terms and subject to the conditions set forth in the offer to purchase dated February 5, 2025 (the “Offer to Purchase”) relating to the 2027 Notes and the accompanying notice of guaranteed delivery.

The following table sets forth certain information relating to the Tender Offer, including the applicable consideration (the “Any and All Total Consideration”) payable for the 2027 Notes accepted for purchase in the Tender Offer for the 2027 Notes validly tendered and accepted in the Tender Offer and the offer yield for the Notes as calculated at 11:00 a.m. (New York City time) today.

Title of Security	CUSIP /ISIN	Principal Amount Outstanding		Reference U.S. Treasury Security	Bloomberg Reference Page	Fixed Spread (bps)	Reference Yield	Any and All Total Consideration (1)
5.400% Senior Unsecured Guaranteed Notes due 2027	29082H AB8 / US29082HA B87	US$	522,035,000	4.125% due January 31, 2027	FIT1	45 bps	4.292%	US$	1,012.18

(1)

Per US$1,000 principal amount of 2027 Notes validly tendered and accepted for purchase, based on the Fixed Spread (as defined in the Offer to Purchase) plus the yield calculated to the maturity date for the 2027 Notes, based on the bid-side price of the Reference U.S. Treasury Security (as defined in the Offer to Purchase) for the 2027 Notes as of 11:00 a.m. (New York City time) today. The Any and All Total Consideration does not include Accrued Interest (as defined in the Offer to Purchase) on the 2027 Notes, which will be payable in cash.

Information on the Tender Offer

The Tender Offer will expire at 5:00 p.m., New York City time, today (the “Any and All Expiration Date”).

The Any and All Total Consideration payable for the 2027 Notes accepted for purchase in the Tender Offer was determined in the manner described in the Offer to Purchase by reference to the applicable Fixed Spread set forth in the table above plus the yield calculated to the maturity date, based on the bid-side price of the Reference U.S. Treasury Security for the 2027 Notes as of 11:00 a.m. (New York City time) today.

Validly tendered 2027 Notes may be withdrawn in accordance with the terms of the Tender Offer, at any time prior to 5:00 p.m. (New York City time) on February 11, 2025, unless extended, but not thereafter, except as described in the Offer to Purchase. The settlement date of the Tender Offer will occur promptly following the Any and All Expiration Date and is expected to be no later than three business days following the Any and All Expiration Date, on February 14, 2025 (the “Any and All Settlement Date”), subject to extension by Embraer.

Holders of 2027 Notes who (i) validly tender and do not validly withdraw their 2027 Notes on or prior to the Any and All Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery (as defined in the Offer to Purchase) and follow the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) on or prior to the Any and All Expiration Date, and tender their 2027 Notes on or prior to 5:00 p.m. (New York City time), on the second business day after the Any and All Expiration Date, which is expected to be February 13, 2025, will be eligible to receive the Any and All Total Consideration as described in the Offer to Purchase.

In addition to the Any and All Consideration, holders whose 2027 Notes are tendered and accepted for purchase in the Tender Offer will also receive Accrued Interest (as defined in the Offer to Purchase). For the avoidance of doubt, Accrued Interest on 2027 Notes tendered using the Guaranteed Delivery Procedures will cease to accrue on the Any and All Settlement Date.

Milbank Draft February 11, 2025

Completion of the Tender Offer is conditioned on the satisfaction or waiver of certain conditions described in the Offer to Purchase, including the Financing Condition (as described in the Offer to Purchase). Embraer has the right, in its sole discretion, to amend or terminate the Tender Offer at any time.

For More Information

The terms and conditions of the Tender Offer are described in the Offer to Purchase. Copies of the Offer to Purchase are available at www.dfking.com/embraer and by request to D.F. King & Co., Inc., the tender agent and information agent for the Tender Offer (the “Tender and Information Agent”). Requests for copies of the Offer to Purchase should be directed to the Tender and Information Agent at +1 (800) 829-6554 (toll free) and +1 (212) 269-5550 (collect) or by e-mail to embraer@dfking.com.

Embraer reserves the right, in its sole discretion, not to accept any tenders of the 2027 Notes for any reason. Embraer is making the Tender Offer only in those jurisdictions where it is legal to do so.

Embraer has engaged Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and PNC Capital Markets LLC to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offer. The Dealer Managers can be contacted at their telephone numbers set forth on the back cover page of the Offer to Purchase with questions regarding the Tender Offer.

Disclaimer

None of Embraer, the Dealer Managers, the Tender and Information Agent, the trustee for the Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Tender Offer or expressing any opinion as to whether the terms of the Tender Offer are fair to any holder. Holders of the 2027 Notes must make their own decision as to whether to tender any of their 2027 Notes and, if so, the principal amount of 2027 Notes to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Tender Offer is being made solely by means of the Offer to Purchase. The Tender Offer is not being made to holders of the 2027 Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of Embraer by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Tender Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

Embraer S.A.

Antonio Carlos Garcia

Head of Investor Relations

+55 (11) 3040-6874

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations